Exhibit 99.1

MiX Telematics Announces Financial Results for First Quarter of Fiscal 2014

References in this announcement to “R” are to South African rand and references to “U.S. dollars” and “$” are to United States dollars. Unless otherwise stated MiX Telematics has translated U.S. dollar amounts from South African rand at the exchange rate of R9.9655 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of June 30, 2013.

•	Total subscription revenue of R194.2 million ($19.5 million), grew 22% year over year

•	Total vehicles under subscription increased by 29% year over year, bringing the total to over 376,900 subscribers at June 30, 2013

•	Total revenue of R298.4 million ($29.9 million), grew 6% year over year

•	Adjusted EBITDA of R65.2 million ($6.5 million), representing a 22% Adjusted EBITDA margin

•	In August 2013, the Company raised R652.5 million ($65.5 million) in proceeds before expenses through the initial public offering of ADSs on the NYSE

Boca Raton, Fla. and Midrand, South Africa, Sept. 10, 2013 — MiX Telematics (NYSE: MIXT, JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (SaaS), today announced financial results for its first quarter of fiscal 2014, which ended June 30, 2013.

“We are pleased with our first quarter fiscal 2014 results, which were highlighted by an acceleration in our subscription revenue growth to 22% as well as a 29% increase in vehicles under subscription,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “Our momentum is being driven by strong customer demand in a substantial and highly underpenetrated market. In addition, we believe MiX Telematics is highly differentiated by our leadership position in both fleet and passenger vehicle management, proven history of innovation and powerful global distribution model. The proceeds from our U.S. initial public offering will enable MiX Telematics to better capitalize on these strengths as we now have greater resources to execute our growth strategy and further expand our global market leadership position.”

Revenue: Total revenue was R298.4 million ($29.9 million), an increase of 6.4% compared to R280.4 million ($28.1 million) for the first quarter of fiscal 2013. Subscription revenue was R194.2 million ($19.5 million), an increase of 21.8% compared with R159.4 million ($16.0 million) for the first quarter of fiscal 2013. Hardware and other revenue was R104.2 million ($10.5 million), a decrease of 13.8% compared to R121.0 million ($12.1 million) for the first quarter of fiscal 2013 due primarily to the expected elimination of connection incentive revenue associated with our old cellular data package which ended in July 2012.

Gross Profit: Gross profit was R198.2 million ($19.9 million), an increase compared to R167.9 million ($16.9 million) for the first quarter of fiscal 2013. Gross profit margin was 66.4%, an increase from 59.9% for the first quarter of fiscal 2013 due primarily to the increase in subscription revenue and the elimination of higher costs relating to the cellular connection incentive plan mentioned above.

Operating Profit: Operating profit was R36.1 million ($3.6 million), representing an operating margin of 12.1% and an increase compared to R34.8 million ($3.5 million) for the first quarter of fiscal 2013 when the operating margin was 12.4%.

Profit for the period: Profit for the period was R26.3 million, an increase compared to R24.6 million in the first quarter of fiscal 2013. Earnings per diluted ordinary share, was 4 South African cents consistent, with the first quarter of fiscal 2013.

On a US dollar basis, and at a ratio of 25 ordinary shares to one ADS, profit for the period was $2.6 million, or 10 US cents per diluted ADS.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R65.2 million ($6.5 million), representing an increase in Adjusted EBITDA compared to R60.6 million ($6.1 million) for the first quarter of fiscal 2013. Operating profit was R36.1 million ($3.6 million), representing an operating margin of 12.1% and an increase compared to R34.8 million ($3.5 million) for the first quarter of fiscal 2013 when the operating margin was 12.4%. Adjusted EBITDA is defined as profit for the period before income taxes, net interest income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle-devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, restructuring costs, profits/(losses) on the disposal or impairments of assets, certain non-recurring initial public offering costs, and unrealized foreign exchange profits/(losses).

A reconciliation of Adjusted EBITDA and Adjusted EBITDA margin for the three months ended June 30, 2013 and 2012 and twelve months ended March 31, 2013 are provided in the financial tables that accompany this release.

Statement of Financial Position and Cash Flow: At June 30, 2013, MiX Telematics had R150.3 million ($15.1 million) of cash and cash equivalents, an increase from R147.7 million ($14.8 million) at March 31, 2013.

MiX Telematics generated R26.7 million ($2.7 million) in cash from operating activities for the three months ended June 30, 2013 and invested R31.1 million ($3.1 million) in capital expenditures during the quarter, leading to negative free cash flow of R4.4 million ($441,423) for the first quarter of fiscal 2014 compared with negative free cash flow of R2.1 million ($207,215) for the first quarter of fiscal 2013. Free cash flow is determined as cash generated from operating activities less capital expenditure per investing activities.

The Company’s cash and cash equivalents balance at the end of the first quarter fiscal of 2014 does not include the net proceeds raised from its initial public offering in the U.S., which was completed after the end of the quarter.

Other First Quarter of Fiscal 2014 and Recent Highlights:

•	At June 30, 2013, MiX Telematics had over 376,900 vehicles under subscription, an increase of 29% compared to 291,500 at June 30, 2012.

•	Launched MiX Vision, a highly configurable video recording system that integrates with MiX Telematics’ flagship fleet management solution.

•	Opened a new office in São Paulo, Brazil. The establishment of the new office signifies the Company’s focus on increasing its market penetration and growing its market share in Brazil as well as the greater Latin America region.

•	Successful U.S. initial public offering of American Depositary Shares (ADSs), raising R652.5 million (US $65.5 million) for the Company in net proceeds before expenses through the sale of 4,400,000 ADSs, each representing 25 ordinary shares of the Company. Selling shareholders sold an additional 2,840,512 ADSs, resulting in a total raise prior to underwriting discount of R1,154.5 million (US $115.8 million).

Business Outlook

MiX Telematics has translated U.S. dollar amounts in this Business Outlook paragraph from South African rand at the exchange rate of R10.3348 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of August 31, 2013.

Based on information as of today, September 10, 2013, the Company is issuing the following financial guidance for the full 2014 fiscal year:

•	Revenue - R1,269 million to R1,299 million ($122.8 million to $125.7 million), which would represent revenue growth of 8% to 11% compared to fiscal year 2013.

•	Subscription revenue - R814 million to R829 million ($78.8 million to $80.2 million), which would represent subscription revenue growth of 19% to 21% compared to fiscal year 2013.

•	Adjusted EBITDA - R270 million to R280 million, ($26.1 million to $27.1 million).

•	Earnings per diluted ordinary share of 15 to 16 South African cents based on 770 million diluted ordinary shares in issue, and based on a effective tax rate of 28 to 31%. At a ratio of 25 ordinary shares to one ADS, this equates to earnings per diluted ADS of 36 to 39 U.S. cents.

For the second quarter of fiscal 2014 the Company expects subscription revenue to be in the range of R198 million to R203 million ($19.2 million to $19.6 million), which would represent subscription revenue growth of 20% to 23% compared to the second quarter of fiscal year 2013.

The key assumptions used in deriving the forecast are as follows:

•	Growth in subscription revenue and vehicles under subscription are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.

•	Costs have been increased to take into account the Company’s strategy of investing in sales and marketing and development and also include costs necessary to operate as a US listed company.

The forecast is the responsibility of the board of directors and has not been reviewed or reported on by the Company’s auditors.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Conference Call Information

MiX Telematics’ management will host a conference call today, September 10, 2013, at 8:00 a.m. (Eastern Time)/ 2:00 p.m. (South African time) to discuss the Company’s financial results and current business outlook. A live webcast of the call will be available at the “Investor Relations” page of the Company’s website, http://mixtelematics.com/investor-relations. To access the call, dial 888-224-1164 from within the U.S. or +1913-312-0710 from South Africa and other countries. A replay of this conference call will be available for a limited time at 877-870-5176 (within the U.S.) or 858-384-5517 (from South Africa and other countries). The replay conference ID is 6251125. A replay of the webcast will also be available for a limited time at http://mixtelematics.com/investor-relations.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers in 112 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning our financial guidance for the second quarter of fiscal 2014 and the full year of fiscal 2014, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements include, but are not limited to, plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts and statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, the Company’s ability to attract, sell to and retain customers; the Company’s anticipated growth strategies, including its ability to increase sales to existing customers, the introduction of new solutions and international expansion; the Company’s ability to adapt to rapid technological change in its industry; competition from industry consolidation; loss of key personnel or the Company’s failure to attract, train and retain other highly qualified personnel; the Company’s ability to integrate any businesses it acquires; the Company’s dependence on its network of dealers and distributors to sell its solutions; the Company’s dependence on key suppliers and vendors to manufacture its hardware; businesses may not continue to adopt fleet management solutions; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s profitability and certain cost or expense items as a percentage of its revenue; changes in the practices of insurance companies; the impact of laws and regulations relating to the Internet and data privacy; the Company’s ability to protect its intellectual property and proprietary technologies and address any infringement claims; significant disruption in service on, or security breaches of, the Company’s websites or computer systems; the Company’s dependence on third-party technology; fluctuations in the value of the South African rand; economic, social, political, labour and other conditions and developments in South Africa and globally; the Company’s ability to issue securities and access the capital markets in the future; and other risks set forth under the caption “Risk Factors” in the Company’s final prospectus related to its initial public offering filed pursuant to Rule 424b under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the “SEC”) on August 12, 2013, as updated by the Company’s filings that it makes with the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non - IFRS financial measures

To provide investors with additional information regarding the Company’s financial results, it has disclosed within this press release Adjusted EBITDA, which is a non-IFRS financial measure. Adjusted EBITDA is defined as the profit for the period before income taxes, net interest income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle-devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, restructuring costs, profits/(losses) on the disposal or impairments of assets, certain non-recurring initial public offering costs and unrealized foreign exchange profits/(losses). The Company presents in the financial tables that accompany this release a reconciliation of Adjusted EBITDA to profit for the period and Adjusted EBITDA margin to profit for the period margin, the most directly comparable financial measures presented in accordance with IFRS.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company’s management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short-and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company’s core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors and others in understanding and evaluating its operating results.

The Company’s use of Adjusted EBITDA (and measures such as Adjusted EBITDA margin that are derived from it) has limitations as an analytical tool, and investors should not consider this performance measure in isolation from, or as a substitute for, analysis of the Company’s results as reported under IFRS. Some of these limitations are:

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest payments on the Company’s debt or any losses on the extinguishment of its debt;

•	Adjusted EBITDA does not include unrealized foreign currency transaction gains and losses;

•	Adjusted EBITDA does not include certain non-recurring initial public offering costs; and

•	other companies, including companies in the Company’s industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, investors should consider Adjusted EBITDA and Adjusted EBITDA margin alongside other financial performance measures, including operating profit, profit for the period, profit for the period margin and the Company’s other results.

Accounting policies

The statements of financial position, income statements and statements of cash flows included in this announcement have been prepared in accordance with IFRS accounting policies.

The accounting policies are consistent in all material respects with those applied in the preparation of the consolidated financial statements for the year ended 31 March 2013, except where the Company has adopted new or revised accounting standards none of which had a material impact on the Company’s results.

Investor Contact:

Sheila Ennis

ICR for MiX Telematics

ir@mixtelematics.com

(855) 564-9835

Media Contact:

Phil Denning

ICR for MiX Telematics

phil.denning@icrinc.com

203-682-8246

MiX TELEMATICS LIMITED

CONSOLIDATED INCOME STATEMENTS

	Three months ended June 30,	Three months ended June 30,	Twelve months ended March 31,	Three months ended June 30,	Three months ended June 30,	Twelve months ended March 31,
	2013 Unaudited R’000	2012 Unaudited R’000	2013 Audited R’000	2013 Unaudited $’000	2012 Unaudited $’000	2013 Audited $’000
Revenue	298,447	280,378	1,171,480	29,948	28,135	117,554
Cost of sales	(100,280)	(112,437)	(424,545)	(10,063)	(11,283)	(42,601)

Gross profit	198,167	167,941	746,935	19,885	16,852	74,953

Other (expenses)/income - net	(1,142)	2,799	(421)	(115)	281	(42)
Operating expenses	(160,915)	(135,955)	(565,318)	(16,146)	(13,643)	(56,728)
- Sales and marketing	(34,152)	(33,480)	(132,849)	(3,426)	(3,360)	(13,331)
- Administration and other charges	(126,763)	(102,475)	(432,469)	(12,720)	(10,283)	(43,397)

Operating profit	36,110	34,785	181,196	3,624	3,490	18,183
Finance income	1,147	765	2,018	115	77	202
Finance costs	(584)	(807)	(3,348)	(59)	(81)	(336)

Profit before taxation	36,673	34,743	179,866	3,680	3,486	18,049
Taxation	(10,338)	(10,119)	(51,400)	(1,037)	(1,015)	(5,158)

Profit for the period	26,335	24,624	128,466	2,643	2,471	12,891

Attributable to:
Shareholders of the parent	26,335	24,624	128,471	2,643	2,471	12,892
Non-controlling interests	*	—	(5)	*	—	(1)

	26,335	24,624	128,466	2,643	2,471	12,891

Earnings per share
Basic (R/$)	0.04	0.04	0.20	#	#	0.02
Diluted (R/$)	0.04	0.04	0.19	#	#	0.02
Earnings per American Depositary Receipt
Basic (R/$)	1.00	0.94	4.88	0.10	0.09	0.49
Diluted (R/$)	0.97	0.92	4.76	0.10	0.09	0.48
Weighted average ordinary shares outstanding:
Basic (’000)	660,204	657,200	658,456	660,204	657,200	658,456
Diluted (’000)	679,153	668,854	674,772	679,153	668,854	674,772
Weighted average American Depositary Receipt
Basic (’000)	26,408	26,288	26,338	26,408	26,288	26,338
Diluted (’000)	27,166	26,754	26,991	27,166	26,754	26,991

*	Amount less than R1000/$1000
#	Amount less than R/$.01

South African rand amounts have been translated to US Dollars at the exchange rate of R9.9655 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of June 30, 2013.

MiX TELEMATICS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30, 2013 R’000 Unaudited	March 31, 2013 R’000 Audited	June 30, 2013 $’000 Unaudited	March 31, 2013 $’000 Audited
ASSETS
Non-current assets
Property, plant and equipment	103,702	96,547	10,406	9,688
Intangible assets	654,508	645,736	65,677	64,797
Finance lease receivable	7,113	6,359	714	638
Deferred tax assets	15,753	13,868	1,581	1,392

Total non-current assets	781,076	762,510	78,378	76,515

Current assets
Inventory	52,905	38,927	5,309	3,906
Trade and other receivables	200,105	186,987	20,080	18,763
Finance lease receivable	4,524	3,604	454	362
Taxation	48	4,823	5	484
Restricted cash	10,298	8,235	1,033	827
Cash and cash equivalents	150,250	147,702	15,077	14,821

Total current assets	418,130	390,278	41,958	39,163

Total assets	1,199,206	1,152,788	120,336	115,678

EQUITY

Stated capital	790,719	790,491	79,346	79,323
Other reserves	(93,903)	(111,362)	(9,423)	(11,175)
Retained earnings	215,084	188,750	21,583	18,940

Equity attributable to shareholders of the parent	911,900	867,879	91,506	87,088
Non-controlling interest	(5)	(5)	(1)	(1)

Total equity	911,895	867,874	91,505	87,087

LIABILITIES

Non-current liabilities
Deferred tax liabilities	11,940	8,605	1,198	863
Provisions	652	283	66	29

Total non-current liabilities	12,592	8,888	1,264	892

Current liabilities
Trade and other payables	173,909	184,397	17,451	18,504
Borrowings	4,592	3,472	461	348
Taxation	6,810	10,691	683	1,073
Provisions	21,214	21,461	2,129	2,154
Bank overdraft	68,194	56,005	6,843	5,620

Total current liabilities	274,719	276,026	27,567	27,699

Total liabilities	287,311	284,914	28,831	28,591

Total equity and liabilities	1,199,206	1,152,788	120,336	115,678

South African rand amounts have been translated to US Dollars at the exchange rate of R9.9655 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of June 30, 2013.

MiX TELEMATICS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,	Three months ended June 30,	Twelve months ended March 31,	Three months ended June 30,	Three months ended June 30,	Twelve months ended March 31,
	2013 Unaudited R’000	2012 Unaudited R’000	2013 Audited R’000	2013 Unaudited $’000	2012 Unaudited $’000	2013 Audited $’000
Cash flows from operating activities
Cash generated from operations	34,340	23,247	287,847	3,446	2,333	28,884
Interest received	846	689	1,880	85	69	189
Interest paid	(576)	(961)	(3,421)	(58)	(96)	(343)
Taxation paid	(7,947)	(5,086)	(74,388)	(797)	(510)	(7,465)

Net cash generated from operating activities	26,663	17,889	211,918	2,676	1,796	21,265

Cash flows from investing activities
Purchases of property, plant and equipment	(17,148)	(11,982)	(51,499)	(1,721)	(1,202)	(5,168)
Proceeds on sale of property, plant and equipment and intangible assets	10	—	966	1	—	97
Purchases of intangible assets	(13,914)	(7,972)	(42,648)	(1,396)	(800)	(4,280)
Acquisition of business, net of cash acquired	—	23	23	—	2	2
Government grant received with regards to development of intangible assets	—	—	2,207	—	—	221
Increase in restricted cash	(2,063)	—	(5,103)	(207)	—	(512)

Net cash used in investing activities	(33,115)	(19,931)	(96,054)	(3,323)	(2,000)	(9,640)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	227	—	2,889	23	—	290
Share issue expenses incurred in anticipation of foreign listing	(4,305)	—	—	(432)	—	—

Dividends paid to company’s shareholders	—	—	(78,874)	—	—	(7,915)
Proceeds from/(repayments of) borrowings	1,106	(15,705)	(19,701)	111	(1,576)	(1,977)

Net cash used in financing activities	(2,972)	(15,705)	(95,686)	(298)	(1,576)	(9,602)

Net (decrease)/increase in cash and cash equivalents	(9,424)	(17,747)	20,178	(945)	(1,780)	2,023
Net cash and cash equivalents at the beginning of the period	91,697	68,530	68,530	9,201	6,877	6,877
Exchange (losses)/gains on cash and cash equivalents	(217)	787	2,989	(22)	78	301

Net cash and cash equivalents at the end of the period	82,056	51,570	91,697	8,234	5,175	9,201

South African rand amounts have been translated to US Dollars at the exchange rate of R9.9655 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of June 30, 2013

MiX TELEMATICS LIMITED

RECONCILIATIONS OF ADJUSTED EBITDA TO PROFIT FOR THE PERIOD AND ADJUSTED EBITDA MARGIN TO PROFIT FOR THE PERIOD MARGIN

	Reconciliation of Adjusted EBITDA to Profit for the Period						Reconciliation of Adjusted EBITDA Margin to Profit for the Period Margin
	Three months ended June 30,	Three months ended June 30,	Twelve months ended March 31,	Three months ended June 30,	Three months ended June 30,	Twelve months ended March 31,	Three months ended June 30,	Three months ended June 30,	Twelve months ended March 31,
	2013 Unaudited R’000	2012 Unaudited R’000	2013 Unaudited (3) R’000	2013 Unaudited $’000	2012 Unaudited $’000	2013 Unaudited $’000	2013 Unaudited %	2012 Unaudited %	2013 Unaudited %
Adjusted EBITDA	65,234	60,570	290,821	6,546	6,078	29,183	21.9%	21.6%	24.8%
Add:
Finance income	1,147	765	2,018	115	77	202	0.4%	0.3%	0.2%
Foreign exchange - unrealized	—	204	—	—	20	—	—	0.1%	—
Profit on sale of property,plant and equipment	9	—	314	1	—	32	0.0%	—	0.0%

Less:
Depreciation and amortisation (1)	24,823	25,448	98,186	2,491	2,554	9,853	8.3%	9.1%	8.4%
Taxation	10,338	10,119	51,400	1,037	1,015	5,158	3.5%	3.6%	4.4%
Impairment (2)	—	—	5,158	—	—	518	—	—	0.4%
Finance costs	584	807	3,348	59	81	336	0.2%	0.3%	0.3%
Share-based compensation costs	1,309	534	3,151	131	53	316	0.4%	0.2%	0.3%
Loss on disposal of subsidiary	—	—	394	—	—	40	—	—	0.0%
Restructuring costs	2,870	—	—	288	—	—	1.0%	—	—
Transaction costs arising from acquisition of a business	—	7	38	—	1	3	—	0.0%	0.0%
Foreign exchange - unrealized	131	—	3,012	13	—	302	0.0%	—	0.3%

Profit for the period	26,335	24,624	128,466	2,643	2,471	12,891	8.8%	8.8%	11.0%

(1)	Includes depreciation of property, plant and equipment (including in-vehicle devices) and amortization of intangible assets (including capitalized in-house development costs).
(2)	Includes impairment of intangibles assets.
(3)	For the year ended March 31, 2013, all the items included in the calculation of adjusted EBITDA can be derived from disclosures in our audited financial statements except for transaction costs arising from the acquisition of a business which have been included under operating expenses.

South African rand amounts have been translated to US Dollars at the exchange rate of R9.9655 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of June 30, 2013

MiX TELEMATICS LIMITED

OTHER FINANCIAL AND OPERATING DATA

	Three months ended June 30,	Three months ended June 30,	Twelve months ended March 31,	Three months ended June 30,	Three months ended June 30,	Twelve months ended March 31,
	2013 Unaudited R’000	2012 Unaudited R’000	2013 Unaudited R’000	2013 Unaudited $’000	2012 Unaudited $’000	2013 Unaudited $’000
Subscription revenue	194,208	159,399	686,720	19,488	15,995	68,910
Adjusted EBITDA	65,234	60,570	290,821	6,546	6,078	29,183
Cash and cash equivalents	150,250	130,180	147,702	15,077	13,063	14,821
Capital expenditure	31,062	19,954	94,147	3,117	2,002	9,447
Vehicles under subscription	376,937	291,486	359,643	376,937	291,486	359,643

South African rand amounts have been translated to US Dollars at the exchange rate of R9.9655 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of June 30, 2013